Graubard Miller
The Chrysler Building
405 Lexington Avenue, 19th Floor
New York, New York 10174

Telephone No.
(212) 818-8614
Email Address
ahudders@graubard.com

September 8, 2006

FEDERAL EXPRESS

Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    Re:
    Yucheng Technologies Limited
    Registration Statement on Form S-4
    Filed March 29, 2006
    File No. 333-132814

Dear Mr. Dang:

        On behalf of Yucheng Technologies Limited ("Yucheng") and China Unistone Acquisition Corp. (China Unistone or together with Yucheng the "Company" or "company"), we respond as follows to the Staff's comments received by letter dated May 4, 2006, relating to the above-captioned Registration Statement on Form S-4. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the responses to each comment immediately thereafter.

        Defined terms used in this letter have the meanings assigned to them in the Registration Statement on Form S-4 of the Company.

General

1.
Please ensure that the disclosure throughout your document clearly reflects the fact that your financial advisor provided a fairness opinion after the company's board of directors had entered into the stock purchase agreement. In addition, please provide a detailed analysis as to the valuation determined by the board regarding Sihitech and e-Channels, and how the board made the determination that the agreement was fair at the time it was entered into. Also, clearly state the resultant liability assumed by the board in reaching the determination of fairness and entering into the stock purchase agreement prior to obtaining the fairness opinion.

  There is no obligation of China Unistone to have obtained a fairness opinion in the stock purchase agreement. Fairness opinions are not required otherwise. The board of directors of China Unistone, on a voluntary basis, sought an opinion for the benefit of the shareholders and to aid them in the decision making process. Therefore, there is no resultant liability assumed by the board in reaching the determination to approve the stock purchase agreement without a fairness opinion. Also, there is no obligation, in either corporate law or securities law, for the board of directors to make a determination that it is fair to the stockholders, particularly where the stockholders have the opportunity to decide on the matter directly.

  In the original filing, it is clearly stated that the opinion of WR Hambrecht + Co was only provided for use in the solicitation of stockholder approval of the acquisition. It is not stated that

  the opinion was obtained to support the board decision to authorize the stock purchase agreement. (See page    —Opinion of Financial Advisor to China Unistone".)

  The valuation of the transaction has been discussed at length at pages 57 to 60. Reference to this analysis by the China Unistone persons has been referenced where appropriate. Please note that valuation and whether or not an acquisition is fair to the shareholders are separate decisions, although some of the information used for both is similar. The opinion from WR Hambrecht + Co is a fairness opinion and does not address valuation. Only the management and board of China Unistone determined valuation.

  The disclosure in the S-4 has been adjusted where necessary to indicate that the fairness opinion was obtained after the board of directors approved the stock purchase agreement.

Facing Page

2.
Revise the facing page to include the primary standard industrial classification code number.

  The SIC number for China Unistone, 6770, has been added to the cover.

3.
We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution, provisions contained in the Warrants." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."

  The language on the cover has been changed to reflect the Staff comment.

Chairman's Letter to Shareholders

4.
Please revise to explain the use of quotations in describing the 1,443,384 shares as "restricted shares."

  The quotations have been removed and the disclosure made clear that the shares are not tradable unless registered for resale.

5.
To the extent possible, please revise the forepart to limit repetition with disclosure that already appears in the summary section.

  The letter to shareholders has been revised to eliminate certain paragraphs that appear elsewhere in the proxy materials.

6.
We note that the selling stockholders will receive $5 million if you receive $34.5 million in additional proceeds. Please revise to disclose the deadline associated with this condition. Additionally, in the appropriate section, please revise to discuss the reason(s) for the noted additional payments.

  The disclosure has been revised to indicate that the $5 million will be earned if the additional proceeds are received by December 31, 2009. In the summary section, there has been added a statement about the reason for this incentive structure of additional consideration.

7.
We note that China Unistone" expects to be provisionally approved." Please revise to provide the basis for the noted expectation.

  Yucheng has applied for listing on The NASDAQ Stock Market. In conversations between counsel and the listing department, there has been indication that Yucheng will be approved for listing. The application will be monitored, and if Yucheng does not appear as if it will be listed, it will be deleted from the then next draft or final. Unless there is something definitive from Nasdaq indicating the potential for listing by the time of the final proxy, it will be deleted at that time. This type of disclosure is generally permissible where a good faith application has been made by the registrant, which on its face meets the requirements of The NASDAQ Stock Market. No revision has been made to the first reference of the application for NASDAQ listing, since it is not helpful disclosure to discuss the process of an application and responses to questions from the staff at the NASDAQ. The second reference to the application in the Chairman's Letter has been removed.

8.
Please revise to indicate the percentage the 5,328,320 shares represents from the total number of outstanding shares.

  The paragraph discussing the fact that 44% of the outstanding are owned by the selling stockholders has been eliminated to reduce the length of the letter and we have inverted the percentage representing what the selling stockholders will own after the transaction. Therefore, this comment has not been responded to.

9.
We note that 670,339 shares of Yucheng to be issued to BVI e-Channels Holding Companies are subject to termination or being returned if the net profit for the year ended December 31, 2005 is lower than RMB 9 million. Please indicate the approximate equivalent US dollar figure.

  The condition in respect of the 670,339 shares to be issued for e-Channels has been met, and consequently the Proxy has been updated. Therefore, the Staff comment has been appropriately addressed.

10.
You disclose, in bold, that the shareholder should sign, date and return the enclosed proxy card. Please clarify, in the same paragraph, how any signed proxy cards will be voted in the event that they are returned without an indication of how the shareholder wishes you to vote. Please also make similar disclosure in the Notice of Special Meeting.

  The language has been revised to add reflect the Staff request in both the Shareholder Letter and the Notice of Special Meeting.

Notice of Special Meeting

11.
We note the last paragraph in the "notice of special meeting" page that if shareholders "do not vote or do not instruct" their brokers to vote "it will have the same effect as voting against the securities purchase agreement." Please revise to clarify that such inaction will prevent shareholders from exercising their conversion rights, if true.

  It is true that only an affirmative negative vote will permit a stockholder to exercise conversion rights. The language in the notice has been revised to indicate that an affirmative negative vote is required to exercise conversion rights and a non-vote will not permit a stockholder to exercise the conversion rights.

12.
We note the disclosure pertaining to adjournment or postponement of the meeting. The registrant is advised that if they intend to adjourn or postpone the meeting to solicit more votes, it is our view that such postponement or adjournment of the meeting to solicit more votes is a substantive proposal for which the registrant must solicit votes. Advise us whether the postponement or adjournment maybe for the solicitation of additional votes.

  The references to the postponement and adjournments have been deleted throughout the proxy and the proxy card.

Proxy Statement/Prospectus

13.
We note that the prospectus "covers 11,550,000 shares of common stock." Please revise to provide a breakdown of the securities being registered and issued.

  The cover has been revised to break down the securities being registered and issued.

14.
We note that you state at the top of the page that the prospectus covers up to 11,850,000 shares of common stock and 7,800,000 warrants. Your fee table and the second full paragraph indicate that the prospectus covers an aggregate of 11,550,000 shares of common stock and 7,200,000 warrants. Please revise. Your fee table must cover all of the shares and warrants being registered.

  The numbers in the heading on the cover page were incorrect. They have been revised.

15.
All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information in the cross-reference to the risk factors and the legend in the penultimate paragraph.

  The language in capital letters has been revised to be bold with initial capitals in sentence form.

Inside cover of proxy/prospectus

16.
We note your statement that "to obtain timely delivery of requested material, security holders must request the information no later than five business days before the date they submit their proxies or attend the special meeting. The latest date to request the information. to be received timely is            , 2006." Please revise to highlight this statement.

  This sentence has been bolded to emphasize it.

Questions and Answers page 4

17.
Please revise the penultimate question and answer on page seven to clarify whether not casting a vote would preclude a shareholder from exercising their conversion rights.

  There has been language added to two of the questions and answers on page 7 to make clear that there must be an affirmative negative vote on the stock purchase proposal for someone to exercise their conversion right.

18.
The third question and answer on page 8 appears to be incorrect based on the language on page 27 of your final prospectus which states that if you acquire a letter of intent then you "will have an additional six months in which to complete the business combination contemplated by the letter of intent." Please revise or advise.

  November 24, 2006 is the correct date. That date is two years from the consummation date of the initial public offering. China Unistone entered into an acquisition agreement prior to the 18 month anniversary of the consummation date of the IPO, therefore it has two full years in which to consummate an acquisition transaction.

19.
Add an additional question and answer to address the steps needed to be followed to secure appraisal rights under Delaware corporate law.

  There has been added a question and answer to indicate the principal requirements for the exercise of appraisal rights.

20.
Please revise to include price information for the China Unistone's common stock, warrants and units as of the latest practicable date.

  There has been added disclosure to indicate the prices as of the record date. These numbers will be filled in once we know the record date. Typically the record date will be only a couple of days prior to the distribution of the proxy.

21.
With respect to Sihitech and e-Channels, the basis for comparative factual assertions and for the company's or management's belief in certain qualitative statements must be clear from the text of the proxy statement/prospectus. Revise the disclosure throughout the document to address the concerns of the staff, or advise supplementally as necessary.

  There has been removed from the Proxy a number of the comparative factual assertions. Where there is a qualitative statement, the text has been altered to reflect it is management's belief. For remaining factual assertions, more specific references have been provided.

22.
We note your reference to the IDC and CCID throughout the document as a basis for your promotional statements. Please revise to identify those organizations and disclose where the disclosed facts could be acquired. For instance, if there is a webpage of IDC's that states the target company is "a leading player in the China barging IT solution market," please revise to disclose the address that would allow investors to locate such disclosure. Additionally, briefly discuss the qualifications of any source that you reference as a basis for promotional disclosure.

  The Proxy has been amended to eliminate these references.

23.
Please revise here and where appropriate to substantiate the claim that both target companies have "substantial reputations." Additionally, explain your use of the term "substantial reputations."

  The language in the proxy has been revised to delete this kind of promotional statement.

24.
Please revise to explain the relevance of being recognized as one of the "Technology fast 500 Asia Pacific" in 2005.

  The Proxy has been amended to eliminate this reference.

25.
Please revise to explain the disclosure that Sihitech is "a leading player in the China banking IT solution market."

  The Proxy has been amended to eliminate this reference.

26.
Please revise to substantiate the assertion that there is "growing demands for IT solutions and services by the Chinese banking industry."

  The Proxy has been amended to eliminate this reference.

27.
Please revise to define your use of the acronym CAGR.

  The Proxy has been amended to remove the references to CAGR and the related growth numbers.

28.
We note the disclosure in the first paragraph of page 12 that you expect the combined entity to "capture larger market shares." Please revise to clarify that the noted expectation may not actually occur. Also, in the appropriate section, revise to disclose the basis for the noted expectation.

  There has been added to the Summary and the Business Description of the target companies appropriate cautionary language to indicate that the anticipated growth of Yucheng after the transaction may not be a consequence. Information has been added where appropriate to indicate the basis of the possible ability of the combined entity to capture a larger market share because of its larger staff, economic resources and up selling and cross selling opportunities.

29.
We note your statement that "the companies both experienced major increases in revenue and net profit in the last three full years (2002-2004): 50% CAGR in sales and 156% CAGR in net profits." Supplementally provide us with a detailed explanation. of your calculations for these CAGR figures.

  The various CAGR calculations and references have been removed from the Proxy. Therefore, there is no supplemental information to be provided. The registrant does not believe this information is necessary for the decision of the stockholders. Rather, they can look at the financial statements of the target companies.

30.
You define your use of the term "selling stockholder" in the forepart as the stockholders of Sihitech BVI and e-Channels BVI. On page 12, you disclose that the holding companies became subsidiaries of Sihitech BVI and e-Channels BVI due to an exchange with the "selling stockholders." Clarify your use of the term "selling stockholders." Also, explain how the holding companies became subsidiaries when they hold all the shares of each, target company.

  The use of the term selling stockholder refers to the six BVI corporations that have ownership of the two BVI corporations that are being purchased by Yucheng. The use of the term selling stockholder is accurate in the Proxy.

  What the Staff may not have understood is that there are two levels of holding companies. The structure after the acquisition will be as follows: Yucheng will be at the top. Under Yucheng will be Sihitech BVI and e-Channels BVI as sister companies. Under Sihitech BVI will be Chinese Sihitech Holding Company and under e-Channels BVI will be Chinese e-Channels Holding Company. Then under each of the two Chinese holding companies will be the operating companies. The insertion of the Chinese holding companies was for a tax reason for the individual (real person) Chinese stockholders of the Sihitech BVI and e-Channels entities and the process of transferring ownership interests from the operating companies to the BVI entities. Since these intermediary companies are ignored for financial statement purposes, it is not particularly relevant to enter into a lengthy discussion about them. Since the reorganizations did not affect the acquisition agreement or the operating businesses, there is no relevant disclosure to be made. The structure is only mentioned to indicate the existence of the intermediate Chinese holding companies.

31.
On page 12 and later in the document, please revise to quantify the value of the aggregate maximum consideration to be paid at the closing or advise.

  There already is stated the following: "The aggregate maximum consideration paid at the closing will be $4,000,000 and 5,328,320 ordinary shares." Therefore, this comment has been addressed. It is inappropriate to quantify the value of the consideration, because the stock component is subject to interpretations of value. To the extent that value is required to be discussed, it is discussed in the satisfaction of the 80% test, which does not require specificity, just meeting a threshold.

32.
On pages 12 and 99 you disclose $3.2 million in "total net profits" for Sihitech and e-Channels. Please revise to remove these disclosures or reconcile them to pro forma net income.

  The Proxy has been changed on those the two pages referenced in the comment to reflect that the aggregate number is "total net income" so that it correlates to the pro forma statements.

33.
We note that there are a number of shares subject to termination based on net profit thresholds. In the appropriate section, please revise to explain why the thresholds are measured in different currencies for the two target companies. To the extent that measuring in one currency over another has an advantage or disadvantage, please revise to discuss.

  Because the e-Channels target amount has been satisfied, the disclosure has been changed to eliminate the reference to the shares issuable to the e-Channels Selling Stockholders and now only refers to the shares subject to return that are issuable to the Selling Stockholders of Sihitech. Since their threshold number is in United States dollars, there is now no difference that has to be explained. Also, there now is no currency differential to be explained either. Since the acquisition agreement already provides for the adjustment, there is no amendment necessary to the agreement.

  The pro-forma statements have been adjusted to reflect the reduction in the shares issued as consideration that may be returned by the BVI Sihitech Selling Stockholders.

34.
Please revise to indicate the amount of funds that will be reimbursed to E.J. McKay & Co. for its expenses incurred in connection with it services.

  The Proxy has been amended to add the amounts paid and estimated to be paid to McKay. In addition to the disclosure of the amount that will be reimbursed, please note that the agreement has been amended to provide that only the actual "hard" expenses are to be reimbursed. There has not been and will not be any amounts paid for overhead expense allocations or similar amounts. The amounts actually paid and estimated to be paid have been disclosed in the Proxy.

35.
We note the disclosure on page 15 that the beneficial owners of the corporate stockholders have taken action and obtained necessary approval to transfer equity of the PRC companies to Sihitech BVI and e-Channels BVI. Please revise to clearly discuss the steps needed to consummate the business combination. Clarify how ownership of all the companies currently structured.

  There are no steps now necessary to be taken in respect of corporate approval or reorganization for the Selling Stockholders and their related parties to consummate the business combination. That is clearly stated in the Proxy, so there is no necessary change to be made in relation to the Staff comment. As explained earlier in the summary, and noted in response to Staff Comment 30 above, the structure of the companies and the brevity of the discussion of the holding company structure, is explained in the beginning of the Summary.

36.
Please revise the reference to appraisal rights on page 16 to provide a cross reference to disclosure in this document that discusses the steps needed to utilize the appraisal rights in plain English. Simply referring to the text of the law that is annexed to this document is not sufficient.

  The Summary section on the matter of appraisal rights does set forth where in the Proxy there is a "plain English" discussion of the rights. The reference in the Summary said "... see pages 78 to 79 and Annex I." The page reference is to the discussion. The pages have changed in the Amendment and have been updated accordingly.

37.
Under the caption "China Unistone's Board of Directors' Recommendation," please revise to provide a cross reference to the location of the detailed disclosure discussing the basis for the recommendation of the board.

  There has been added a cross reference to the more complete discussion of the reasons for the recommendations by the board.

38.
In disclosing management's interest on pages 16 and 17, please revise to clarify that they would benefit from the business combination regardless of the effect the merger would have on shares in the future due to the fact that their shares were acquired for $0.033 per share.

  The fact that the holders of the initial 641,250 shares may profit regardless of the success or failure of the acquisition has been added to each section where this is discussed in the Proxy. The actual amounts will be calculated as of the record date, which is a future date as yet and cannot now be determined.

39.
Please revise to indicate the current value of the 900,002 warrants noting the current warrant price.

  The aggregate current value of the warrants held by certain persons has been added to the disclosure in the Proxy. The actual number will be filled in as of the record date so that it is as current reflection of the benefit of such securities as possible for the stockholders to consider.

40.
Please revise to clarify if the $50,000 salary is used to solely compensate Mr. Cheung for his future services as your director.

  The Proxy has been amended to indicate that the $50,000 salary is for Mr. Cheung's services as non-executive chairman of the board.

41.
Please revise to clarify the type of consulting Mr. Preissler will provide the company as part of his continued involvement with the resulting company.

  The services to be rendered will be United States investor relations and business strategy services. The company believes these are well understood terms. The Proxy has been amended to make clear the services are US based.

42.
Please revise to clarify the use of the term "may" in the penultimate bullet point on page 17. If your initial shareholders are not liable for the termination fee, please clarify where the funds used to satisfy the fee will originate from.

  The disclosure has been corrected throughout the Proxy to make clear that Messrs Cheung, Li and Preissler are jointly and severally liable to pay the $200,000 termination fee. In connection with this correction, the word "may" has been changed to "will" where appropriate.

43.
We note that the shares registered here are termed as "ordinary shares." Under the caption "comparison of stockholders rights," please revise to provide a cross reference to the page that clarifies if the material rights of holders of ordinary shares are any different than those if the company were to remain domiciled in Delaware and issuing common shares instead. To the extent that a material risk is present due to the substitution of ordinary shares for currently trading common shares, such risk should be disclosed in the risk factors.

  The Proxy has been amended, in the Summary section of Comparison of Stockholder Rights to include a cross reference to the location of the detailed discussion about the differences between a BVI company and a Delaware company. There are currently several risks about the differences of being a stockholder of a Delaware company versus a BVI company. The risks are related to the governance of the company by BVI law rather than Delaware law. There is not a specific risk relating to the change in trading of the exchanged securities since the shares of Yucheng will commence trading immediately in substitution of the China Unistone shares on closing. These governance risks have been noted in the risk factors.

44.
We note that you expect the redomestication merger will qualify as a reorganization and will have no tax consequence. Because you are not qualified to make such an opinion, please revise to clarify that counsel has made such opinion and name counsel.

  There has been added to the Summary section about the tax treatment of the reorganization the name of Graubard Miller which is rendering the tax opinion. We note that the counsel is named in the section of the Proxy that more fully describes the tax effect.

45.
We note at the bottom of page 20 that Sihitech BVI will be treated as the acquirer since its "shareholders will have the most significant ownership percentage of the combined shares." Please revise to clarify your statement since Sihitech BVI shareholders will receive 3,754,494 shares while China Unistone's shareholders currently hold 4,200,000 shares.

  There has been added further information that supports the fact that Sihitech is deemed the accounting acquirer. As stated, the acquisition is among three parties and three groups of shareholders. Of the three groups of shareholders, the Sihitech group of shareholders will have the single largest amount of shares and control position when looking at the transaction. We say this because the 4,200,000 shares held by the former shareholders of China Unistone are quite disparate, with an estimate of 400 -500 shareholders. Compared to that, the shareholders of Sihitech will be six corporations. Based on these factors, the former Sihitech shareholders will have a significant block of shares out of the total number of shares. Also, the former Sihitech shareholders have the right to nominate and have the signatories to the voting agreement vote for the most directors. Currently, they have nominated four directors of a current total of seven persons. The persons that currently operate Sihitech will continue to be in important positions in Yucheng, and overall, it is believed that they will have significant management control over the combined entity. Additionally, the Sihitech portion of the company, based on current financial statements, generates the largest part of the revenues of the combined company. For all of these reasons, after evaluation of all the factors about the terms of the transaction and the ownership, directors and management of Yucheng and after discussion with the independent auditors, it was determined that the accounting treatment should be as stated in the Proxy, with Sihitech as the accounting acquirer.

Selected Historical Financial Information, page 22

46.
The net loss per share of China Unistone for the period from inception to September 30, 2005 on page 23 does not agree with that on the face of their operating statement on page F-106. Please advise or revise.

  The Company has revised these items so that they agree.

Selected Unaudited Pro Forma Combined Financial Information, page 24

47.
Please explain why pro forma net income presented on page 24 does not agree to the pro forma information on pages 137 and 138.

  The periods presented have been updated, therefore, the Company has revised these items so that they agree.

Comparative Per Share Information, page 25

48.
Please revise to include the disclosure required by Item 3(f) of Form S-4.

  The items required by Item 3(f) of Form S-4 were included with the exception of Book Value per Share—Combined Company. That item has been included.

Risk Factors, page 27

49.
The risk that a company may not be able to manage its growth is a risk that affects companies in all industries regardless of size. Please revise risk factor one to discuss how the risk is specific to you or remove.

  The first risk factor has been modified to indicate the possible benefits of joining the two companies, Sihitech and e-Channels. This risk factor is quite specific to the two companies because the goal of Yucheng is to build on the strengths of each company.

50.
We note the list of risks in risk factor two. Risk factors should only discuss single risks. The bullet points in this risk factor also appear to address risks already identified in other risk factors or risks that are generic. Please revise risk factor two to discuss a single risk.

  After review and discussion, it was determined that the risk factor two was not unique to the target companies and that some of the elements were discussed in other risks.

51.
Please revise the figures in risk factor four to disclose the percentages for the year 2005, if possible. Also, briefly clarify if the duration the contracts typically encompass.

  The risk factor has to be updated to reflect the 2005 percentages.

52.
Risk factor five discusses a risk that is similar to that discussed in risk factor three. Please combine the two or advise.

  The Proxy has been amended to delete risk factor five since the issue is covered in risk factor three.

53.
Risk factor 10, the risk associated with meeting customers' demands, is a risk that affects companies in and outside of your resulting industry. Please revise to discuss how the risk is specific to you or remove.

  The Proxy has been amended to delete risk factor 10.

54.
Risk factor 11 appears to be similar to the risks discussed in risk factors one and two. Please revise accordingly or advise.

  The Proxy has been amended to delete risk factor 11 since most of its issues have been covered in risk factor one.

55.
In risk factor 12, please revise to clarify if you rely upon any major suppliers.

  The Proxy has been amended to add into risk factor 12 the names of the suppliers on which the companies rely.

56.
Please revise risk factor 14 to clarify if there are any special intellectual property risks associated with doing business in the PRC or advise.

  The Proxy has been amended to add in risk factor 14 that intellectual property law at the judicial level is still developing in the PRC. We note, however, that this firm has had discussions with a number of different law firms in China on this topic and represented a company with an intellectual property enforcement issue and has learned that the Chinese courts are taking the enforcement of such rights seriously and are becoming more consistent in their approach to protect clearly identified intellectual property rights. Therefore, we believe that the risk factor is relevant, but it is not as high a risk as it might have been several years ago.

57.
The risk that a company may have security breaches is a risk that affects all companies in the IT industry. Please revise risk factor 17 to discuss how the risk is specific to you or remove.

  The Proxy has been amended to delete risk factor 17.

58.
Risk factor 18, the risk of not keeping up with change, appears to already be addressed by risk factor 2. Please revise to limit repetition of risk factors.

  The Proxy has been amended to delete risk factor 18.

59.
Risk factor 20, the risk of liability claims, appears to already be addressed in risk factor 16. Please revise to limit repetition of risk factors.

  The Proxy has been amended to delete risk factor 20.

60.
In risk factor 24, we note that "current investors may not be able to obtain the profits of the business in which they own for other reasons." If the "other reasons" present material risks, please revise to discuss such risk separately.

  Risk factor 24 has been amended to indicate that the other reasons are the rules regarding retained earnings and allocation of income to fund certain reserves.

61.
In risk factor 24, it appears you use the term "return to profit" and "return to payment" synonymously. If so, please use just one form of the term and define your use of it.

  Risk factor 24 has been amended to use the phrase "reinstitution of repatriation restrictions and reporting" in both places.

62.
In risk factor 24, to the extent that you are aware of differences between PRC accounting and U.S. standards that will materially affect the determination of profits, please revise to discuss. Also, quantify the "portion of net income" that requires reservation.

  The risk factor is not the place to discuss differences in GAAP between the PRC and US. The Company is aware that there are differences and, for example, the Company has considered and discussed that PRC GAAP requires companies to make statutory reserves which may not be distributed to shareholders. The point of the risk factor is that tax rates will change over time because tax holidays will expire or because a different country's rates will apply. It is not a discussion of what components of income are taxable or what deductions exist. Therefore, we believe the risk we have selected is the right risk and it is adequately discussed.

63.
We note from the disclosure in risk factors 33, 34, the summary section, and later in the document that the selling stockholders are entitled to receive additional shares and cash if certain financial and financing objectives are reached. Since the selling stockholders will remain in control of the company, it would appear they control the financing options the company could consider. This would present a conflict of interests since they would benefit even if the company obtained financing on terms that are clearly not favorable to the resulting company. To the extent that there are fiduciary duties in place, such duties are difficult to enforce due to the residence of the company, its assets, management, and the selling stockholders. Please revise here and where appropriate to clarify if there are any limitations based on reasonable rates on financing options.

  The Staff comment is a truism for any employment or acquisition arrangement that has contingent consideration based on future performance guidelines. There has been added a risk factor to indicate that the management and selling stockholder interest may differ from that of the stockholders. However, because this is a common occurrence in every company with incentive compensation and contingent rewards, the company does not believe that it has to be pointed out at every instance where incentive and contingent consideration is discussed. Moreover, since not all the owners of the selling stockholders are management or directors of the combined company, there is not an exact correlation as you suggest in a conflict of interest of the selling stockholders and the investor stockholders.

64.
We note in risk factor 36, that the securities held by the initial shareholders may become worthless. It is not clear under what circumstance would their shares have any value if you had to liquidate. Please revise to clarify. Also, revise to quantify the price they paid for their shares and explain that they stand to benefit in most circumstances since they purchased the shares at an extremely minimal price.

  If there is a liquidation, the initial stockholders would not benefit from their stock holding. The risk factor indicates that fact because it is a possible incentive for the initial stockholders to try to cause the company to achieve an acquisition. There has been added a sentence that also indicates that if the transaction is consummated, they will achieve profit on the initial shares because of the low purchase price, regardless of the success of Yucheng in the future.

65.
In risk factor 37, please revise to also quantify the amount expenses that certain shareholders will be personally liable, if any.

  The risk factor has been amended to indicate the current amount that certain shareholders may be personally liable.

66.
In connection with risk factors 40 and 41, please revise to clarify if the companies are currently working to remediate the deficiencies and direct investors to the location in this document that discusses the efforts to date and future plans to shore up the material weaknesses.

  The risk factor already states that the target companies plan to remediate the deficiencies. In addition, the Management's Discussion and Analysis ("MD&A") has been revised to state what steps are to be taken to effect the remediation. To discuss the remediation in the risk factor would be a mitigation statement ordinarily not permitted in a risk factor. Therefore, since it has already been stated and would be contrary to normal presentation of risk factors, there has been no modification to the risk factor, although the MD&A discussions have been expanded.

The China Unistone Special Meeting, page 41

67.
On page 42, in the paragraph that is in all capital letters, please revise to clarify if a failure to vote would preclude a shareholder from demanding conversion of his/her shares. Also revise to highlight the paragraph without using all capital letters.

  The highlighted paragraph has been recast to be bold, not all capital letters. The language has been revised to indicate that an affirmative negative vote is required to be able to demand conversion of the shares.

Solicitation Costs, page 44

68.
We note that directors, officers and employees of China Unistone may call or personally solicit proxies from the stockholders. You must file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

  The officers and directors and employees of China Unistone have been alerted to the obligation to provide scripts and other written materials to the SEC if they are used. It is our understanding that at this time there are no such scripts, outlines, instructions or other written materials. If this changes, the appropriate filings will be made.

Consideration of the Securities Purchase Transaction, page 46

69.
In the second paragraph on page 46, we do not understand the disclosure that referring to "the latter of which operate in the PRC." Please revise to clarify if the disclosure indicates that only e-Channels operates in China.

  The second paragraph on page 46 of the initial draft has been amended to indicate the levels of corporate ownership in the structure and more clearly indicate that the operating companies are located in and operate in China.

70.
On page 47, we note that management provided additional criteria to be used in your search. Please revise to clarify when such additional criteria were formulated and why they were not disclosed in the prospectus used in your IPO.

  The clarifications of the criteria were for the benefit of refining the engagement of E.J. McKay & Co. and were developed after the consummation of the China Unistone IPO in consultation with the McKay firm. The criteria were developed once it was clear that there were a myriad of companies in China that were seeking combination opportunities and it was possible for China Unistone to limit its search to the stronger candidates. The paragraph already indicates that it was in December 2004 that the refinement of the criteria to be used in part to determine which companies should be presented to the board and management of China Unistone. Therefore, there is no change in response to that part of the above comment.

  The management of China Unistone does not believe that the additional criteria are different from what was stated in the S-1 for the IPO. The statement in the S-1 is "In evaluating a prospective target business, our management will consider, among other factors, the following:..." The S-1 continues "These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management...." The list in the S-1 is not meant to be exhaustive and the disclosure makes that clear. Nonetheless, the additional criteria fit within many of the listed criteria in the S-1, for example: (1) financial condition (i.e. positive cash flow, larger revenues), (2) growth potential ("the potential to become an industry leader"), and (3) experience and skill of management and availability of additional personnel ("highly capable management team"). Therefore, there is no reason to discuss why they were not disclosed in the prospectus for the IPO.

71.
Please revise to define acronyms the first time you use them.

  The Proxy has been amended to identify acronyms when first used.

72.
Please revise to clarify if Sihitech satisfied all the additional criteria you disclosed in the second full paragraph on page 47. Also, clarify if the merger with e-Channels was needed in order to reach your revenue size criteria.

  The criteria suggested to McKay were not obligatory or binding on the board of directors of China Unistone. The criteria were a filter for McKay to use, but were capable of being withdrawn or modified by China Unistone at any time for any reason.

  In the paragraph that commences with "On January 28, 2005" it is made clear that management of China Unistone believed that Sihitech met the criteria of a company it sought as an acquisition target.

  The additional acquisition of e-Channels was not necessary to satisfy any filter criteria indicated to an agent of China Unistone. Disclosure to such effect would be inaccurate.

73.
Here and where appropriate, please revise to substantiate the claim that Sihitech and e-Channels are leaders in their respective fields.

  The Proxy has been amended throughout to eliminate the claim that either Sihitech or e-Channels has a leadership position. Therefore, there is no information provided to substantiate the assertion that either has a leadership position.

74.
Please revise to clarify if E.J. McKay or any initial shareholders have had any pre-existing relationships with either Sihitech or e-Channels.

  There was no pre-existing relationship between either Sihitech or e-Channels with McKay or any of the initial shareholders. Therefore, there has been no additional disclosure in the Proxy.

75.
We note that Sihitech and e-Channels shared counsel for the proposed merger. Please revise to clarify if there is any relationship between the two companies.

  There is no relationship between Sihitech and e-Channels. There is no similar ownership. Their businesses have been separate heretofore. It was indicated in the discussion about the development of the transaction that e-Channels consented to being represented by the same counsel as Sihitech, which should have made clear that there was not prior relationship.

76.
Describe, in greater detail, discussions during the period between September 2005 and December 2005.

  The disclosure has been expanded to include greater detail of the discussions and who attended the meetings.

77.
Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether and/or how E. J. McKay & Co. participated in determining the consideration to be paid to Sihitech and e-Channels.

  The board of directors determined and negotiated the consideration to be paid for the acquisition of Sihitech and e-Channels. The board only confirmed its decisions against certain information compiled by McKay. We wish to make clear to the Staff that McKay was employed to assist the board of directors and management of China Unistone in its search for a target. McKay was not in a position to dictate any decision about a target. To do otherwise would have been a dereliction of the duty of the board of directors.

  There is indicated in the discussion about the development of the transaction that the terms of the acquisition, including the price, were negotiated by Mr. Cheung, Mr. Preissler and Mr. Li of China Unistone (directors and officers of China Unistone) and the principals of Sihitech and e-Channels. These factors were determined in the period of July 1 to 4, 2005 and then embodied in a letter of intent signed on July 6, 2005. This is made clear in the Proxy.

78.
Discuss each meeting in detail. Describe the substance of all material discussions. Wherever possible, identify the individuals at each meeting.

  The disclosure has been expanded to include greater detail of the discussions and who attended the meetings.

79.
We note your statement that "Mr. James Z. Li also advised the board that management had spoken with WR Hambrecht + Co and that... WR Hambrecht + Co expected to be in a position to issue a fairness opinion with respect the consideration to be paid pursuant to the purchase agreement." Clarify whether WR Hambrecht + Co gave a presentation to the board of directors on or before December 13, 2005 addressing the fairness of the consideration to be paid or orally rendered its opinion to the board of directors. Address what information was conveyed to the board of directors by WR Hambrecht + Co regarding the consideration to be paid prior to the board's determination on December 13, 2005.

  As stated in the Proxy, there was only a telephone call between Mr. Li and representatives of WR Hambrecht + Co, in which it was indicated that based on the oral representations by Mr. Li about the transaction at that time, and subject to full review and due diligence, WR Hambrecht + Co expected to be able to render a fairness opinion.

  Therefore, there is no need to clarify (i) whether WR Hambrecht + Co gave a presentation to the board at that time, because there was none, or (ii) whether WR Hambrecht + Co orally rendered its opinion because it did not. There was no information conveyed to the board of directors by WR Hambrecht + Co regarding the consideration to be paid prior to the board's determination on December 13, 2005, so there is no disclosure added to the Proxy in relation to the above comment by the Staff.

Board Consideration and Approval of Transaction, page 51

80.
We note that you indicate that throughout the negotiation process, E.J. McKay & Co. continued to assemble and review relevant due diligence materials and on July 21, 2005 delivered a presentation to the board of directors and a due diligence package. Revise to clarify whether E.J. McKay & Co. updated the presentation to the board of directors with their due diligence conducted during the period from August 2005 to mid-December 2005.

  There was no updated presentation from McKay. Information was conveyed orally to the board or management from time to time about its activities, as it was obtained. Therefore, there is no change made to the disclosure in the Proxy.

81.
On page 51, we note that E.J. McKay "conducted a due diligence review... in order to enable the board of directors to ascertain the reasonableness of the consideration. On page 54, we note that E.J. McKay prepared an "information statement" that management reviewed and "an analysis of the post-transaction value of the target companies. Please revise to clarify the efforts undertaken by your management in determining that the stock purchase was in the best interest of China Unistone's stockholders. Did you solely rely upon the efforts of E.J. McKay? Considering E.J. McKay played a substantial role in your efforts, it is not clear why their participation was not disclosed in the prospectus for the IPO. Please revise to clarify.

  The board of directors made its own decision as to the terms of the acquisition of Sihitech and e-Channels. China Unistone hired McKay to perform certain tasks, but McKay was not a substitute for the decision process of the board. The scope of the McKay engagement is disclosed in the Proxy. We also have clarified in the Proxy that management of China Unistone was competent from their respective work experiences to evaluate companies as potential targets.

  China Unistone consulted with McKay and engaged it to perform certain tasks. One of the tasks was to compile data about companies that were comparable to Sihitech and e-Channels for the purpose of the board determination of the consideration to be paid. The board and management China Unistone suggested comparable companies to McKay as well as McKay suggested companies to be analyzed for this purpose. McKay prepared a chart of certain data on the suggested companies finally determined to be comparable. This is discussed in the section on board consideration and satisfaction of the 80% test.

  It appears as if the Staff has misinterpreted the role that McKay played in the decision process. It was not a substantial role, but one bound by the dictates of the board of China Unistone and the terms of their engagement. Also, the Staff may have inaccurately concluded that McKay should have been disclosed in the prospectus for the IPO on the belief that they played a significant role. McKay was engaged after the completion of the IPO, and as stated above, for a limited role in helping the board make its decision, but not as a substitute for the board decision.

  In the section "Board Consideration and Approval of Transaction" there has been clarification of the efforts undertaken by management and the board of China Unistone to determine that the transaction was in the best interest of the stockholders.

82.
We also note the disclosure in the prospectus of the IPO that you would not compensate any insiders or their affiliates for their services. Because E.J. McKay is affiliated with Mr. Li, please revise to clarify your use of the phrase "allocation of overhead." Additionally, quantify the payments to date that have been paid to E.J. McKay.

  There will be no allocation of overhead for reimbursement. Only actual expenses will be reimbursed. The agreement has been modified and the disclosure changed. There has been added the amount paid and expected to be paid to McKay for their work.

83.
We note that E.J. McKay & Co. delivered a presentation to the board of directors and a due diligence package regarding information regarding Sihitech and e-Channels. Any presentations or reports prepared by management, E.J. McKay & Co. or the WR Hambrecht + Co, prior to the boards' determination on December 13, 2005 to approve the acquisition, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

  As explained above, except for a table of comparisons which is discussed and presented in the section about satisfaction of the 80% test, all the presentations by McKay were oral. Therefore, there is nothing prepared by McKay that can be supplementally provided to the Staff. The references to a due diligence package have been corrected to make clear it was only a presentation to the board in oral form.

  The WR Hambrecht + Co materials were provided to the board at a later date, as disclosed, and their attorneys are providing the materials supplemently to the Staff, as indicated in the response to comment 115.

Interest of China Unistone Directors and Officers in the Stock Purchase page 51

84.
We note the disclosure in the first incomplete paragraph on page 52 that since the initial shareholders are prohibited to transfer their shares for three years from November 18, 2004, it is "impossible to determine the financial impact of the stock purchase will be" on them. Please revise to clarify that it is possible to realize that regardless of the change in value over time the impact will be highly beneficial since they purchased their initial shares at $0.033 per share. Additionally, revise to reflect the current aggregate value of the 641,250 shares given the most recent stock price and the current aggregate value of the 900,002 warrants given the most recent warrant price.

  The Proxy has been amended to reflect the above comments.

85.
On page 52, we note that Mr. Cheung is also eligible for equity compensation. Please revise to clarify if the equity compensation, alone or in connection with the cash bonus, could "exceed 100% of the base salary."

  The Proxy has been amended to reflect the above comment.

86.
Based on the biographical disclosure on page 145, it appears that Mr. Cheung is currently employed by another entity and will be the non-executive chairman of the board. As such, please revise to explain the basis for providing him with the "regular benefits as provided to other executives."

  The Proxy has been amended to indicate that Mr. Cheung negotiated these benefits with the persons who will be the new officers and that they reflect the fact that he will be spending a substantial amount of time on the affairs of the company after the acquisition. The fact that

  Mr. Cheung has other employment does not mean he is not entitled to obtain benefits from Yucheng.

87.
We note that James Preissler will receive his consulting fee in the aggregate in advance. In the event of early termination, will such advanced fees be repaid? If so, clarify if the repayment would carry any interest or penalty fees. Also revise to clarify that the $4,166 consulting fee is a monthly fee.

  The Proxy has been amended to reflect that the amount paid in advance is not refundable.

88.
In the last full paragraph on page 52 in the section "Interest of China Unistone Directors and Officers in the Stock Purchase," please revise to quantify the amount of the personal liability to be incurred should you have to liquidate.

  The Proxy has been amended in this section and elsewhere to indicate the amount that certain officers and directors may be personally liable for if the company should have to liquidate.

China Unistone's Reasons for the Stock Purchase and Recommendation of the China Unistone Board, page 52

89.
We note the disclosure that each member of your "board of directors has extensive experience in performing due diligence of acquisition targets." It is not clear how that disclosure is relevant in light of the disclosure in the previous pages indicating that E.J. McKay performed the due diligence for management's review. Please revise to clarify.

  The statement of the board members' experience is a true statement. It is important to indicate that the board has the capacity to evaluate a target so as to indicate their ability to decide on the merits of the transaction and meet their fiduciary duty to the company. It is also important so that it is clear they can evaluate the work of McKay. There is no need to change the disclosure, even though McKay performed due diligence activities. It was not McKay's responsibility to decide whether or not the proposed transaction should be pursued. The Proxy has been revised to describe the experience of the board members in evaluating companies for acquisitions.

90.
Please revise to provide a separate section addressing the board of directors' extensive experience in performing due diligence and the board of directors' qualifications in valuing companies or advise us why the disclosure is not necessary.

  The Proxy has been revised to indicate the experience of members of the board in evaluating companies as acquisition targets.

91.
The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and an analysis of the factors considered and conclusions reached. In addition, the discussion should provide an analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral to the board's conclusion.

  The Proxy has been revised to provide greater details of the basis of the recommendation of the board and to indicate which factors were favorable, unfavorable and neutral.

92.
We note that the board has "extensive experience... valuing companies." Please revise here to disclose how you valued the two target companies. Quantify your valuations and explain the basis for there.

  The valuation discussion has been included in the section about satisfaction of the 80% test.

93.
At the bottom of page 52, we note that because of the "complexity of those factors," you did not "quantify or otherwise assign relative weights to the specific factors." Please revise to clarify if the disclosure implies that quantifying the factors was too complicated a task to undertake for the benefit of your shareholders.

  Because the disclosure has been revised to indicate the relative nature of the factors considered in the decision process of the board of directors, there has been no disclosure indicating that the task of evaluating the acquisition was too complicated. In general the discussion of the decision process has been revised.

94.
To strike a more balanced presentation, include a summary of the possible disadvantages of the acquisitions to the company considered by the board of directors.

  As indicated in the responses to the above comments, the Proxy disclosure has been expanded to show what factors were considered by the board of directors and whether the factor was positive, neutral or negative to the overall determination. This discussion includes negative factors as well.

95.
We note that E. J. McKay & Co. prepared for the board of directors an analysis of the post-transaction value of Sihitech and e-Channels. Revise to include a section that described in detail the analysis performed by E. J. McKay & Co. The disclosure should address the various financial and comparative analyses performed by E. J. McKay & Co. and it should provide a meaningful comparison and explanation of the various methods of valuations of Sihitech and e-Channels in manner which allows investors to understand the relevance o£ the information presented and make an "informed decision concerning the proposed merger. Present, where appropriate, the range of observed multiples, exchange ratios or other pertinent computed or observed data using a mean or median approach. We may have further comment.

  McKay prepared a table of comparable acquisition transaction using companies suggested by the board of directors and its own analysis. This has been disclosed and discussed in the Proxy under satisfaction of the 80% test.

96.
We note you indicate that one of the factors you considered was Sihitech and e-Channel both had a record of growth and expansion and potential for future growth. Please clarify what you mean by growth, as well as the time frame you are using. Are you referring to increased net cash flows, net income?

  The Proxy has been amended to extrapolate at this point the revenue and net income amounts for each of Sihitech and e-Channels from the financial statements included elsewhere in the Proxy.    The Proxy also has been amended to indicate that the basis of the growth was by reference to the income of the two companies during the prior couple of years.

97.
In the first full paragraph on page 53, we note that you considered that the two targets experienced 50 and 156 percent "compounded annual growth rate" in sales and net profits, respectively. In order to aid an investors understanding of this consideration, please revise to provide the actual figures for each year for each company representing the noted growth.

  The Proxy has been amended to delete the references to the compound growth rates and to give the amounts of the revenues and net income of the two companies for the years 2002, 2003 and 2004, as extrapolated from the financial statements included in the Proxy.

98.
We note that you replied upon projections in determining that this transaction is in the "best interest" of your shareholders. Indicate who provide the board of directors the projections. Advise us who prepared the projections. Supplementally provide us with the projections. We may have further comment.

  The paragraph in the Proxy to which you are referring was not based on a formal statement of projections. The paragraph has been modified to make this clearer and the basis on which the board believed that there was a potential for growth. The basis was the past three years of revenue and net income growth, a review of the contracts in progress, overall business practices and the existence of experienced management and sale staff.

  There are no projections to be provided supplementally. To the extent there are projections, the future targets are those as stated in the Securities Purchase Agreement in Section 2.3.

99.
We note that you believe the projections are reliable based on "expected revenues." Are you disclosing that the projections are reliable based on projections? If so, please revise to clarify.

  Please see response to Staff comment 98.

100.
Please revise to provide the basis for the disclosure that the customer base of the target companies are "well-known domestic financial institutions in China."

  The section has been revised to indicate how China Unistone concluded that the customer base of the target companies consisted of the well known financial institutions.

101.
In the second full paragraph on page 53, we note that you consider the customer base as beneficial in considering the business combination. Revise to clarify how such is the case taking into account that over 65 percent of the combined entity's revenues will come from one customer.

  The Proxy has been amended to expand the consideration given to the fact that there is one bank that represents a significant portion of the revenues of Sihitech. This factor was discussed at some length with Sihitech and the accountants in December 2005. Management of China Unistone was told that the bank did not represent one customer because the contracting authorities are spread throughout different divisions and branches, which fact is discussed in the risk factors and the financial statement footnotes.

102.
Please revise your disclosure to explain bow you plan to increase sales by "simply upselling and cross selling" to existing client base. Also, discuss the basis for the implication that the targets' existing clients would be receptive to such efforts.

  This section is not the appropriate place to state the plan for up-selling and cross selling. It is sufficient to note that it was a consideration of the board of directors of China Unistone. There is discussed the fact that there is the opportunity and the basis of that opportunity being the existence of management, a sales force, a variety of products, the fact that the two companies do not have overlapping clients but many of the clients have similar businesses.

103.
We note the disclosure that you believe that the two targets have "a lot of potential." Revise to clarify there that there is no assurance that the combined entity will recognize the potential and experience the "significant and potential growth" that you expect.

  The Proxy has been revised to eliminate the reference to "significant and potential growth."

104.
Revise to indicate what in Sihitech and e-Channels financial statements indicated to the board that they have a lot of potential.

  The Proxy has been revised to eliminate the statement about a "lot of potential."

105.
On page 54, we note that E.J. McKay provided you with an information statement that illustrates the capital structure and projected use of cash of the proceeds in the trusts account. Considering investors did not have to opportunity to review the ultimate use of the proceeds they invested, please revise to elaborate on the "projected use of cash." Clarify how such projection was obtained and if the combined entity will be obligated to use the proceeds according to the projected allocation.

  The Proxy has been revised to clarify that the targets provided to McKay, which in turn were provided to the board, only general indications of the uses of the additional capital that would be available as a result of the merger. A formal use of proceeds table was neither requested of or provided by the targets.

106.
It appears the information statement provided and due diligence performed which you refer to here would require that E.J. McKay consent to being named as an expert in this document. Please advise why a consent is should not be required or provide the consent.

  As explained above, McKay was hired to provide certain information and perform certain tasks. McKay was under the direction of the board in all their activities, and in some instances, McKay was told specifically what to do in terms of gathering information and compiling data. The decision to negotiate with the targets, determination of the terms of the purchase, including the purchase price and specific terms of the agreements, and enter into an agreement with them was entirely that of the board. McKay did not participate in the negotiations of the transaction or in the actual decision. Therefore, McKay, as a hired agent of the board for data research functions, is not an expert in respect of the decision process or in providing information to the shareholders of China Unistone. Therefore, no consent is required for their activities.

107.
Considering it was the information gathered and provided by E.J. McKay that you relied upon in determining that the transaction is in the best interest of your shareholders and recommending a vote for the merger, please file the information statement as an exhibit or annex it to this document.

  As explained above, the information provided by McKay was presented orally and in some minor instances illustrated on a "white board." Therefore, no such information is available for filing with the SEC. The only information presented to the board was the compilation of comparable companies, which chart has been included in the Proxy as part of the discussion of the board's analysis to determine in the acquisition of Sihitech and e-Channels satisfied the 80% test.

108.
Throughout this section, you list the information that was provided by E.J. McKay to facilitate your decisions. Please revise to discuss the actual information that was material to the board's decision to recommend that shareholders vote for this transaction and explain how such information lead to the recommendation.

  The section has been revised to discuss the information that was material to the decision of the board to pursue the acquisition and the weight given and the positive, negative or neutral character of the information in the decision process.

109.
Please revise to clarify your use of the phrase "high value information technology services" in plain English.

  There has been added a clause to explain that the high value services would be those that carry higher relative margins such as software solutions and consulting.

110.
It is not clear what is meant by the disclosure that the enterprise value of the combined companies "was favorable." Please revise to clarify. Address whether E. J. McKay & Co. presentation addressed whether the minimum and maximum transaction consideration was fair from a financial point of view to China Unistone. Discuss further the analysis of "comparable companies," "comparative price/earnings ratios," and assumptions including projections used.

  McKay was neither engaged nor conducted an analysis of whether or not the consideration was fair from a financial point of view to China Unistone. China Unistone engaged WR Hambrecht + Co to conduct such an analysis for the purposes of the proxy solicitation. Please note that this engagement of WR Hambrecht + Co was for the purpose of the proxy solicitation and not the decision by the board in determining to execute the agreement for the acquisitions. The section about satisfaction of the 80% test has been greatly expanded and explains the valuation of the target companies. Therefore, this section now indicates the enterprise value of the combined companies and discusses the analysis of comparable companies and p/e ratios.

111.
Describe the board of directors' qualitative judgments and conclusions in determining that the merger consideration was fair from a financial point of view. We note it appears that WR Hambrecht + Co rendered its oral opinion on March 11, 2006 after the stock purchase agreement was finalized on December 20, 2005. Describe how the board of directors made their determination that the stock purchase proposal was fair from a financial point of view. We may have further comment.

  In the revision to the section about satisfaction of the 80% test, there is adequate disclosure about the value of the target companies and analysis of the consideration paid. Therefore, the basis on which the board made its decision is now explained to the stockholders. As explained above, the opinion of WR Hambrecht + Co was obtained for the solicitation of proxies and not the decision of the board. Please be reminded that there is no legal requirement to obtain a fairness opinion in a merger transaction and none was required by the acquisition agreement.

112.
In discussing that this transaction is "fair" and in the best interest of your shareholders, please revise to explain the fairness and best interest taking into account that consideration of cash and shares to be paid. In doing so, compare the valuation "independently determined" by the board and the consideration to be received by the selling stockholders.

  See the response to question 111.

113.
Please revise to indicate when the board of directors of China Unistone made the determination that the 80% requirement will be met. We note your statement that the board of directors considered the analysis performed by WR Hambrecht + Co in connection with its determination. Also summarize the board's decision process in reaching this conclusion.

  See the response to question 111.

114.
Please indicate the market value of the 900,002 warrants in the section "Interest of China Unistone Directors and Officers in the Stock Purchase".

  The Proxy has been amended to reflect the market value of the warrants.

Opinion of Financial Advisor, page 56

115.
Provide us with copies of any analyses, reports, presentations, or similar materials prepared for or by WR Hambrecht + Co in connection with giving its fairness opinion. We may have further comment after reviewing these materials.

  Under separate cover, concurrently with the filing of Amendment No. 1 by the company, Henry Lesser, a partner of DLA Piper US LLP, which represents WR Hambrecht + Co, is submitting on a supplemental and confidential basis to the Staff of the SEC, the board presentation documentation for the China Unistone board of directors. Because a new fairness opinion has been issued on August 29, 2006, superseding the March 10, 2006 opinion, based on more current information, and re-presented to the board of directors, only the board materials for the current opinion have been provided to the Staff as the former materials are fully superseded.

116.
Briefly describe the qualifications of WR Hambrecht + Co (Hambrecht) and discuss the method of selecting them. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Hambrecht and you, or your affiliates. See Item 1015 of Regulation M-A, as referenced in Item 9 to Schedule 13E-3, and Item 4(b) of Form S-4.

  In the section about the background of the stock purchase agreement, in the paragraph about the engagement of WR Hambrecht + Co, there has been added discussion of the reasons for engaging that firm. In the section about the fairness opinion, there is disclosure of the fact that there have been no material relationships between the companies in the transaction and WR Hambrecht + Co. The discussion of the terms of the engagement are also disclosed in the discussion of the fairness opinion. Also in that section, there is discussion of the qualifications of WR Hambrecht + Co to perform the services related to the fairness opinion. This statement of qualifications was in the first filing, therefore it will not show up in a redline.

117.
We note the list of transactions on page 60 that were used and compared with the Yucheng's multiples. Please revise to clarify how the listed companies are comparable to Yucheng. Discuss their geographic location, type of business, and revenues at the time of the transaction so that investors can evaluate such comparisons themselves.

  The proxy has been revised to include the information about the 29 companies used in the comparable analysis as requested by the Staff.

118.
Please revise to explain your use of the term "street estimates" on page 61.

  The term "street estimates" has been eliminated and the discussion revised to indicate the analysis undertaken.

119.
Please expand the discussion of precedent transaction analysis on page 60 and comparable company analysis on page 61 to explain how the various numerical measures were used by the financial advisor in formulating its opinion, and how such measures would be useful to an investor. Provide all disclosures required by Item 10(h) of Regulation S-B.

  The "precedent transaction analysis" information has been revised to respond to the comments of the Staff.

120.
Considering the 29 companies used in the "comparable company analysis" are deemed comparable, please revise to identify those companies. Disclose the geographic location each operations in. Also, disclose the enterprise values of the comparable companies.

  The proxy has been revised to include the information about the 29 companies used in the comparable analysis as requested by the Staff.

121.
Please revise to identify the 10 companies that are Chinese IT based providers to FSI and Chinese based technology related businesses.

  The ten companies that are Chinese IT based providers to the financial services industry have been identified in the Proxy.

122.
Please revise to explain your use of the term "illustrative terminal value indications."

  The term "illustrative terminal value indications" means the illustrative net present value indications of a multiple of free cash flow in the last year of this 4-year projected period. This has been made clear in the Proxy.

123.
On page 63, it is not clear how a quarterly fee is payable from time to time to Hambrecht. Would not the fee be payable each quarter? Please revise to clarify. Also, please revise to clarify if the advisory arrangement was negotiated before the issuance of the fairness opinion. If so, please revise to clarify if such arrangement created a conflict of interest. Additionally, discuss the services to be provided in order to receive the advisory fee.

  The discussion in the Proxy has been revised to indicate how the quarterly advisory fee will be paid. The advisory arrangement was negotiated prior to the issuance of the March 10, 2006 superseded fairness opinion. This has been made clear in the disclosure in the Proxy. The Proxy has been revised to clarify the services that may be provided. Please understand that it is a range of services, the specifics of which will be determined in the future when the services are required and / or rendered.

124.
Please revise to clarify if Hambrecht will be able to hold short or long positions in your securities while it is serving in its advisory capacity and privy to nonpublic information.

  WR Hambrecht + Co may hold short and / or long positions in the securities of China Unistone or Yucheng. However, any such activity would be conducted in compliance with applicable securities law restrictions arising by reason of either WR Hambrecht + Co's continued engagement or other access to material non-public information and using customary procedures (including "ethical walls" on the flow of information within the firm) for achieving such compliance. This has been stated in the Proxy.

Material U. S. Federal Income Tax Considerations, page 63

125.
We note that no gain or loss will, be recognized unless a shareholder holds 5 percent or more of your shares. Discuss the tax consequences if a shareholder holds 5 percent or more of your shares.

  The disclosure and opinion have been revised to discuss the tax consequence if a shareholder holds 5 percent or more of the China Unistone shares.

The Securities Purchase Agreement, page 66

126.
At the bottom of page 69, we note that for three years after the closing date, two thirds affirmative votes will be required for various actions of the company. Please revise to clarify if the figures contained in this covenant are in the aggregate or per occurrence.

  The Proxy has been amended to indicate that the covenant is per occurrence.

China Unistone Redomestication Merger, page 77

127.
Please revise to discuss the benefit of reincorporation in the British Virgin Islands over remaining incorporated in the United States.

  The Proxy has been amended to state differently that previously the tax and operational benefits of the redomestication of the company.

Differences of Stockholder Rights page 80

128.
On page 81, we note that the document that controls shareholders rights could be amended by vote of the members "or as permitted by the TBCA 1984 by the board of directors and articles." Please revise to elaborate on this disclosure. Discuss the circumstances where the Articles may be amended solely by the board of directors.

  The Proxy has been amended to indicate the breadth of the ability of the directors to change the Memorandum and the Articles. Please note the Memorandum is equivalent to the Articles of Incorporation and the Articles are the equivalent the By-Laws.

129.
Considering there is a distinct difference regarding the amendments to organizational documents, namely, the fact that after the redomestication amendments may be made by the members or directors, please revise to elaborate on what "organization documents" consist of.

  In the table, there has been added a list of the organization documents.

130.
We note the limitation on sale of assets on page 86, please revise to clarify if the approval is based on all shares outstanding or a quorum.

  The Proxy has been amended to reflect the differing numbers of shares necessary to approve a sale of assets.

131.
In discussing dissenters rights, please revise to clarify if any dissent will be determined by a court in the British Virgin Islands, and if so, how that affects members' rights.

  The Proxy has been amended to indicate the statutory mandate for an appraisal process if the company and dissenting member cannot agree on the fair value of shares entitled to dissenter rights.

132.
From the disclosure on page 88, it appears that minority shareholders would not have a cause of action should actions be taken that benefit majority shareholders but harm minority shareholders. If so, please clearly state so here and in the risk factors section.

  The Staff's reading of the Proxy is incorrect. As explained in the Proxy, the rule in Foss v. Harbottle says that if the minority is being oppressed, they have the right to being an action so that they will be treated equally with all the members of the corporation. This rule is similar to the laws of the State of Delaware, so there is no special risk for the holders of the stock of China Unistone in their access to redress for oppression of the minority.

Information about Sihitech and e-Channels, page 99

133.
On page 101, we note the other banks that are disclosed as Sihitech's and e-Channels current customers other than those with listed percentages. Please revise to clarify if any of those banks consist of five percent or more of your revenues post-merger.

  There has been added a sentence that indicates that CCB(China Construction Bank) and Communications Bank likely will remain significant customers for Yucheng.

134.
On page 102, we note that you intend to move from "lower margin" services to "higher margin" services. Please revise to discuss how you will do so. Identify the services that are currently your lower margin services and the ones you intend to develop that are higher margin.

  There has been added to the "Future Strategies" section further details of the plans of the company to move to higher margin services.

135.
Please revise this section limit your use of technology terminology. Instead, utilize plain English so that ordinary so that ordinary reasonable investors can understand your disclosure.

  The section has been edited to limit the use of technology terminology.

136.
We note the discussion of agreements on page 106. Please revise to discuss the typical terms of the agreements. For instance, discuss the termination, duration, and payment terms of a typical agreement.

  There has been added discussion of the typical terms of service and other agreements.

137.
We note the disclosure of the software registered by e-Channels on page 107 and 108. Please revise to include the expiration dates of such intellectual property.

  The expiration dates have been added to the disclosure.

138.
Please revise to clarify if Sihitech owns any intellectual property which is utilized in its business and how such property is protected.

  There has been added a sentence to indicate that Sihitech does not own any registered intellectual property.

139.
On page 109, we note that you believe that the combined entity will be able to "offer competitive total solution at significant lower cost." Please revise to clarify your reference to "lower cost." Lower than your previous prices or your competitors?

  There has been added disclosure about the lower cost objective.

140.
Please revise to discuss the basis for the belief that Digital China only has one contract for its web banking system.

  The Proxy has been revised to delete this reference.

141.
On page 110, we note that the two target companies do not believe that there is significant competition in, the area of IT consulting focused on the banking industry. Please revise to substantiate that claim and clarify if the noted disclosure implies that since there is no significant competition, the combined entity will be the largest domestic IT consulting firm focused on the banking industry.

  The Proxy has been revised to indicate the basis for the belief that it will be a significant player in the IT consulting sector and the source of the belief.

142.
Please refer to Item 101(b)(12) of Regulation S-13 and disclose the number of full-time employees.

  The Proxy has been revised to indicate the number of full time employees.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Sihitech, page 113

143.
We note that the subsidiaries of Sihitech are majority owned only. Please revise to disclose the other owners, if possible, and further discuss this fact in your business disclosure and the summary section. Be sure to discuss the results of the actual ownership structure of the combined entity in the appropriate section.

  The Proxy has been revised to discuss the other owners and the business introduction has been revised to indicate the other owners in the summary section. The accounting result of this ownership structure has also been disclosed. The related operational agreement has been filed.

144.
Please revise the overview to discuss the current trends that will affect Sihitech's business units.

  The Proxy has been revised to discuss the trends affecting the target companies.

145.
On page 37 you discuss deficiencies in the internal accounting controls of both Sihitech and e-Channels. Revise MD&A for both companies to discuss the nature of the material weaknesses and the impact on the financial reporting and control environment, including the specific impact on the financial statements included in this registration statement. Disclose when these material weaknesses began, whether they continue to exist, and, if not, when and how they were satisfied. Discuss the specific steps the companies have taken to remedy these matters, if applicable, or management's current plans, if any, for remediating the weaknesses.

  The Proxy has been revised to address the questions presented by the Staff. There has been disclosed the nature of the material weaknesses, the fact that they started with the formation of the company, the fact that they have not had an impact on the reporting and control environments and how the company plans to change the controls and procedures in the future.

146.
In light of the deficiencies in the internal accounting controls disclosed on page 37, please tell us the effect, if any, the deficiencies have on the companies' disclosure controls and procedures.

  Because the companies have been privately held, there has been no impact. This fact is disclosed in the Proxy.

Critical Accounting Policies, page 113

147.
The disclosure of critical accounting policies is supposed to supplement, but not duplicate, the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion of the critical accounting policies of both Sihitech and e-Channels does not provide any further analysis than is already provided in the notes to the financial statements. Refer to the Commission's guidance concerning critical accounting estimates and revise accordingly. The guidance is available on the SEC website at www.sec.gov./rales/interp/33-8350.htm. Please see section V.

  The Proxy has been revised to respond to the Staff comments.

Results of Operations. page 116

Six Months Ended June 30, 2005 as compared to Six Months Ended June 30, 2004, page 116

148.
System integration revenues, as disclosed in the third full paragraph on page 116, were RMB 111,425,791 in 2004 and RMB 60,236,201 in 2005. Please reconcile these amounts to those presented in the financial statements on page F-32.

  The Proxy has been updated to reflect the 2005 fiscal year.

149.
System integration revenues, as disclosed in the last paragraph on page 118, were RMB 167,459,338 in 2003 and RMB 206,156,475 in 2004. Please reconcile these amounts to those presented in the financial statements on page F-5.

  The Proxy has been updated to reflect the 2005 fiscal year.

150.
We note that Sihitech's total revenue decreased 34.3 percent because it was in the transitional year in which you were changing from a "low-margin system integration business" to a "high-margin and high-growth IT consulting and maintenance and support service businesses." Please revise to further discuss this trend, particularly an estimate as to how much longer this trend will last. Also, clarify if the disclosure indicates that Sihitech attempt to cease its system integration business.

  The Proxy has been amended to address the comments of the Staff. Sihitech does not intend to cease its system integration business. There has been added disclosure about the trend in and timing of shifting to higher margin business.

151.
Please revise to discuss the reasons IT consulting and maintenance and support service revenues have increased in the compared periods.

  The Proxy has been revised to discuss the reasons for the increase in IT consulting and maintenance and support services.

152.
Please revise to discuss the basis for management's belief that maintenance and support service revenue will grow "at a more reasonable rate of 40% to 50% year over year for the next few years."

  The estimated growth statement has been removed from the Proxy.

153.
In the first full paragraph on page 117, we note that cost of revenue for IT consulting increase was due to "undertaking selective lower gross margin projects." Please revise to further explain this. If possible, quantify the percentage of IT consulting that was considered low gross margin projects versus higher margin projects.

  The Proxy has been revised to address the comments of the Staff.

Liquidity and Capital Resource, page 121

154.
We note that, to date, Sihitech has relied on funds from operations, "owner's contributions and bank borrowings." Please revise to discuss whether the owners will continue to provide "contributions" and further explain your use of the term "contributions." Also, clarify if you have an established line of credit from a bank or banks.

  The Proxy has been revised to reflect that Sihitech funded its working capital requirements from profits derived through operations. The owners will not be continuing to provide capital; it is expected that there will be sufficient capital from the combination and operations. Sihitech does not have an established line of credit from any banks. Therefore, there is no disclosure reflecting this.

155.
Please explain why trade accounts receivable are high in relation to sales. At June 30, 2005, it appears more than three months revenue has not been collected.

  The Proxy has been revised to reflect the time that trade accounts are outstanding and the reasons.

156.
Please explain what developments in the company's business have caused the amount of capitalized software costs to increase at a faster pace than revenues, and whether these developments are indicative of trends which are expected to continue.

  The Proxy has been revised to reflect the increase in costs outpacing the revenues and the trend.

157.
Please explain why costs and estimated earnings in excess of billings at June 30, 2005 are high. in relation to their levels in prior periods and to total assets and revenues. Also, please explain why the gross margin on. the unbilled costs as of June 30, 2005 and 2004, is 44% and 59%, while the gross margin during those interim periods was 30% and 19%, respectively.

  Disclosure reflecting the comments of the Staff has not been added because the annual financial statement for 2005 reflect a growth rate in costs and estimated earnings in excess of billings that is in line with historical trends.

158.
On page F-43, we note that Sihitech has affiliated companies that it makes investments in that were not discussed in the narrative of this document. Please revise to further discuss these investments in the appropriate section, or advise.

  These investments are discussed in the third paragraph in the Business Overview of Management's Discussion and Analysis.

Contractual Obligation and Commercial Commitments page 122

159.
Please revise to further discuss the obligations to pay dividends that are disclosed on page 122.

  The dividend payable represents the unpaid balance on dividends declared in 2004 for the profits earned up to December 31, 2003. This has been made clear in the Proxy discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Channels, page 124

160.
Please revise the overview to discuss the current trends that will affect e-Channels' business.

  The Proxy has been revised to reflect the current trends that will affect the business.

Results of Operations, page 126

Six Months Ended June 30, 2005 as compared to Six Months Ended June 30, 2004, page 126

161.
Please revise to discuss the reason(s) behind the increase in new contracts and revenue value per contract. Did e-Channels undertake any efforts that resulted in the noted increases?

  The Proxy has been revised to reflect the reason behind the increase in new contracts and revenue value.

162.
Please revise to explain, here, why e-Channels is entitled to 50% reduction in tax rate for the disclosed periods. Also, clarify if the expected reduction in taxes will be affected by the business combination.

  In the year to year comparison, there has been presented in the Proxy the reason d-Channels is entitled to a 50% reduction in the tax rate. The reduction will not be affected by the combination.

163.
Total electronic channel solution revenue was RMB 5,847,489 in 2004 and RMB 10,794,114 in 2005, as disclosed in the third paragraph on page 126. Please reconcile these amounts to those presented in the financial statements on page F-78.

  The Proxy has been revised to respond to the Staff comment.

164.
Please explain the significance of Liana revenue and Sisal revenue in the last full paragraph on page 127 and reconcile the amounts to those presented in the financial statements of e-Channels.

  Liana and Sisal are the internal naming conventions for e-Channels web-banking product lines and teller systems, respectively. Web-banking, teller systems and CTP platforms consist of all the e-Channels product lines. As they are different categories than the revenue details presented in the financial statements, they are not reconcilable to the financial statements other than the aggregate total equals the total revenue on the financial statements of e-Channels each fiscal year.

Liquidity and Capital Resources page 129

165.
We note that, to date, e-Channels has relied on funds from operations and "owner's contributions." Please revise to discuss whether the owners will continue to provide "contributions" and further explain your use of the term "contributions."

  The Proxy has been revised to reflect the comments of the Staff.

Pro Forma Financial Statements, page 135

166.
Please note, in a Form S-4 filed by a US domestic registrant, the age of the pro forma information must be determined by reference to Rule 3-12 of Regulation S-X or Item 310(g) of Regulation S-B, as applicable, even if the target company is a foreign private issuer. Please revise to provide updated pro forma financial statements. Refer to Article 11 of Regulation S-X for additional guidance on the preparation of pro forma information.

  According to the SEC Training Material, the age requirement in Item 8 of revised Form 20-F shall apply to the financial statements of foreign target businesses required in Form S-4. The financial statements of a foreign private issuer must be as of a date within 9 months of the effective date of the registration statement. The Proxy has been updated with audited financial statements for the two Chinese target companies as of December 31, 2005. These are good until the end of September 2006, after which we will have to update the Proxy with the June 2006 numbers, if not effective by then.

  Therefore, because there are not yet any June 2006 financial statements required or available, it is not yet possible to do pro forma statements as of a date any more current than January 1, 2006.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 141

167.
Please explain your basis for including the 670,339 shares subject to return in the purchase price of e-Channels. Refer to paragraphs 25 - 28 of SFAS 141.

  Because the provision of the stock purchase agreement has been met such that these shares are no longer contingent, this question is no longer relevant.

168.
Please disclose the expected accounting treatment of the additional cash consideration of up to $10 million, in the event the contingencies are met. Disclose the amount of contingent consideration payable to the shareholders of e-Channels, the amount payable to shareholders of Sihitech, the amount related to each contingency, and the nature of each contingency. Explain how the maximum amount of $10 million would be applied to the $11 million in consideration, in the event all four contingencies are met. Explain whether additional consideration to the shareholders of e-Channels for each type of contingency would be treated as an additional cost of the acquired entity or a reduction to the amount previously recorded for shares issued. Provide your basis for the accounting treatment in SFAS 141 and other authoritative guidance.

  The section of the Proxy has been revised to reflect the above comments of the Staff.

169.
Please tell us why there is no allocation of the purchase price for e-Channels to research and development projects which are in process and have alternative future uses. It would seem, based upon the description of business that e-Channels would likely have such projects.

  In Process R&D was assessed nil as of December 31, 2005, as e-Channels R&D projects are conducted on an annual basis normally starting in January and ending in or before December of each year. The capitalized research and development expenditure for e-Channels in 2005 is only RMB939,242, less than US$120,000. As of June 30, 2005, there were no projects completed. Due to its immateriality in dollar amount as of June 30, 2005, management deemed no allocation of the purchase price for R&D projects with alternative future uses.

170.
Please provide a footnote to the pro forma financial statements to explain the reasons for the additional $43,352 in interest income for the six months ended June 30, 2005.

  There has been added footnote reference c1 to the pro forma financial statements. The footnote discloses that the increase in interest income relates to the reclassification of deferred interest to interest income, assuming maximum approval.

Directors and Management, page 145

171.
Please revise to discuss the line of business of Staples Asia Investment, Secom China, Ltd., Nantian Group, Lenova Group, Bayshore Capital Inc., Delano Technologies Corporation, and Keating Technologies Inc.

  The biographies of the directors and management have been revised to indicate the nature of the business of the above mentioned companies.

Executive Compensation. Page 150

172.
Please revise to present the compensation in U.S. currency.

  The compensation table of the future management of Yucheng has been revised to be stated only in United States dollars.

Certain Relationships and Related Transactions, page 152

173.
It is not clear why your use of E.J. McKay is not disclosed in this section. Please advise.

  The employment of McKay has been included in the section of Certain Relationships.

174.
We note that Sihitech currently has debts owed to its equity owners. Please revise to clarify if such debts will be paid when the proceeds from the trust account are distributed.

  The Proxy has been revised to indicate the amount due by the companies will be repaid when due or at other times when repayment will not adversely impact the cash requirements of the companies. It is not intended to repay the debts from the monies available to the companies as a result of the merger.

175.
In the second and third full paragraphs on page 154, we note the disclosure of the various transactions between e-Channels and its related parties. Please revise to clarify if transactions of the disclosed types will be permissible after the merger.

  As previously disclosed, all future transaction between the company and insiders will be subject to the corporate governance approval and disclosure requirements applicable to the company. Therefore, no change to the Proxy has been made.

Beneficial Ownership of Securities, page 155

176.
We note exclusion of the warrants purchased in the open market by several individuals are not disclosed on page 155 for ownership purposes. Please advise why including the shares underlying those warrants are not required by Item 403 of Regulation S-B.

  The warrants are exercisable only after the consummation of the acquisition. It is not yet certain if the acquisition will be consummated, since it is subject to stockholder approval and the conditions of the acquisition agreement. Therefore, in accordance with SEC practice developed over the years, the warrants are considered not exercisable within 60 days of the date of the Proxy. Therefore, under the rule defining beneficial ownership, such securities are not includable in the table. They, however, are footnoted so as to give an indication of the potential future beneficial ownership.

177.
We do not understand the disclosure on page 156 that certain individuals "may be deemed" your promoters. Please review Rule 405 of Regulation C and Item 404 of Regulation S-B and identify those individuals/entities that are promoters.

  The Proxy has been amended to delete the word "may."

178.
It is not clear why Craig Samuels is not included on page 157. Please advise.

  Mr. Samuels should not be included in any table of shareholder ownership. The reason is that he holds mostly warrants, which as noted above, are not includable because they are not yet exercisable.

179.
We note from the disclosure throughout this document that the selling stockholders will hold a majority of the shares outstanding once the merger is consummated. It is not clear how with a limited number of selling stockholders, you will only two shareholders who are shareholders owning more than five percent. Please revise to clarify.

  The beneficial ownership table in the Proxy reflecting the ownership after the acquisition has been amended to include four of the six Selling Stockholder companies which will own more than 5% of the outstanding shares of Yucheng. Each of these companies, except as noted, in turn are owned by numerous persons, hence none of the underlying shareholders own a significant percentage.

Financial Statements, page F-1

180.
Your attention is directed to Item 8 of Form 20-F and Item 310 of Regulation S-B and the need for updated financial statements and related disclosures.

  The Proxy has been updated with the financial statements as required.

181.
Please provide audited financial statements for the issuer, Yucheng Technologies Limited, as required by Item 14(e) of Form S-4. Any contingent liabilities should be described in sufficient detail. Alternatively, provide a statement in the prospectus that it has not commenced operations and has no (or nominal) assets or liabilities.

  The Proxy has been amended to add a section indicating that Yucheng has not commenced operations and has no assets or liabilities.

Note 2—Summary of Significant Accounting Policies and Practices, page F-10 Revenue Recognition. page F-13

182.
Please expand your revenue recognition disclosure as necessary to ensure the four criteria for revenue recognition in SAB Topic 13 are addressed for each of your principal revenue streams.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

183.
Please elaborate on the company's revenue recognition policy for its system integration services in Note 1, to explain hove and when the company measures progress toward completion. Indicate approximately how many contracts the company has for this type of service and their customary terms. Describe what criteria the company has established to determine that a customer has accepted the integrated product. Provide details of how the company's general revenue recognition policies relate to its sales of servers, network equipment and storage.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

184.
Please revise your discussion of revenue recognition for software development services to discuss the basis for your revenue recognition policies in SOP 97-2.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

185.
Please expand your discussion of precontract costs on pages F-13 and F-14 to describe the specific nature of the costs that have been capitalized and reference the authoritative guidance that supports their capitalization.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

186.
Please explain how the use of the percentage of completion method meets the delivery and performance. criteria outlined in SAB Topic 13 for your IT consulting services. Discuss the relevant terms of the long-term contracts, including the nature of the deliverables and the rights and obligations of the company and the customer. Explain how your revenue recognition method reflects the pattern in which the obligations to the customer are fulfilled. Please note SOP 81-1 only applies to contracts to provide services essential to the construction or production of tangible property, and is not intended to apply to "service transactions." See footnote 1 to paragraph 11 of SOP 81-1.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

187.
Please expand the discussion of agency services to clarify the nature of the services you provide and how you determined the appropriate treatment under EITF 99-19.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

Intangible Assets, page F-20

188.
For both purchased computer software and company developed software, please explain how the company establishes technological feasibility of its software products. Indicate how the company accounts for components of larger products, product enhancements and modifications. Describe any high risk development issues that pertain to the company's products.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

Short-term loans, page F-47

189.
Please provide a subsequent events note to explain the current status of the short-term bank loan, as disclosed in Note 8, which was effective until November 1, 2005.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

Financial Statements of e-Channels

Note 2—Summary of Significant Accounting Policies and Practices page F-62

Revenue Recognition, page F-65

190.
Please disclose revenues and cost of revenues four products and for services separately on the face of the operating statements.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

191.
Please expand your revenue recognition disclosure as necessary to ensure the four criteria for revenue recognition in SAB Topic 13 are addressed for each of your principal revenue streams.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

192.
Please revise your discussion of revenue recognition to clarify the specific nature of revenue from "e-Channels solutions." Discuss the basis for your revenue recognition policies in SOP 97-2.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

193.
Please expand the discussion of services provided to third party IT manufacturers to clarify the nature of the services you provide and how you determined the appropriate treatment under EITF 99-19.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

194.
Please expand your discussion of precontract costs on pages F-65 and F-66 to describe the specific nature of the costs that have been capitalized and reference the authoritative guidance that supports their capitalization.

  The financial statements for each of the two target companies for the fiscal year ended December 31, 2005, have addressed the comment of the SEC staff.

Annex A

195.
On page A-3, condition H, we note that Sihitech and e-Channels will be the "sole owner" of the Sihitech Business and e-Channels Business. Please advise if the reference to Sihitech Business includes the subsidiaries. If so, it is not clear how the term is accurate since the subsidiaries are not wholly owned.

  The phrase is correct in that even though some of the Sihitech subsidiaries are not necessarily all wholly owned because of the requirement of PRC corporation laws, the minority interests are subject to the power of attorney agreements that provide to Sihitech all the incidents of ownership. These agreements, commonly referred to as consignment agreement are typical operating agreements in the PRC and have been widely discussed in filings with the SEC. These types of agreements are considered enforceable and are not considered to present any issues contrary to their ownership intents.

196.
On page A-7, the amount of shares to be issued does not reconcile with the disclosure in the prospectus. Please advise.

  The Staff has misread the agreement. The number of shares to be issued as stated in the Proxy is correct. The Staff has to add the 3,884,936 (Guaranteed Stock) and the 670,339 and 773,045 tied to financial performance in 2005 and 2006, all as explained in the Proxy.

Exhibits

Exhibit 5.1

197.
We note the statement in Harney Westwood & Riegels legality opinion that "This opinion is addressed to you and may be relied upon by you and your counsel." The limitation noted in this sentence is inappropriate. Investors should be able to rely on the legality opinion. Revise to delete the noted sentence.

  The opinion has been revised to delete the noted sentence.

198.
We note the assumption in the legality opinion that "to director of the company has a financial interest in or other relationship to a party to the transaction contemplated by the Agreement or if an interest does exist, that shareholder approval or ratification will be obtained." Supplementally confirm to us that this assumption is correct.

  The opinion has been revised to delete the noted assumption.

199.
We note the assumption in the legality opinion that "the information disclosed by our searches at the British Virgin Islands High Court Registry... was then accurate" and "that such searched did not fail to disclose any information which had been delivered for registration but did not appear from the information available at the time of our searches...." It is inappropriate for counsel to include assumptions that assume material facts underlying the opinion. Revise your legality opinion as appropriate.

  The opinion has been revised to eliminate the assumption.

Exhibit 23

200.
You are reminded that currently dated, consents of the independent accountants with typed signatures should be included in any amendment to the registration statement.

  As appropriate, updated consents for the independent accountants will be included in the amendment.

Signatures

201.
Please include the signatures required by Form S-4. Specifically, one of the officers must act and sign in the capacity of the principal accounting officer or controller. Additionally, the registration statement must be signed by a majority of the board of directors.

  There is only one officer and director of Yucheng, Mr. Chih T. Cheung. He serves in the aforementioned capacities, which have been designated on the signature page of the registration statement.

China Unistone Acquisition Corp. Form 8-K dated December 20, 2005

202.
The selected financial data presented on pages 31 and 32 for Beijing Sihitech Technology and for Beijing e-Channels Technology does not agree with the financial statements presented in the Form S-4 registration statement. Please provide us with a reconciliation that explains any difference, or revise the amounts as appropriate.

  The Form 8-K has been amended to update the tables of financial data and filed as an amendment. The original numbers were based on amounts that were subject to audit.

Very truly yours,
/s/ Andrew D. Hudders
Andrew D. Hudders

ADH:kab
Enclosure